Exhibit 99.1

News Release

3D Systems Corporation		CollPlant
333 Three D Systems Circle		4 Oppenheimer Street
Rock Hill, SC 29730		Rehovot
www.3dsystems.com		7670104 Israel
NYSE:DDD		www.collplant.com
NASDAQ :CLGN

Investor Contact:	investor.relations@3dsystems.com	Investor & Media Contact: Eran Rotem, Deputy CEO
Media Contact:	press@3dsystems.com	Email: Eran@CollPlant.com

3D Systems and CollPlant Enter into Co-development Agreement to Deliver Bioprinted Solutions for Improved Breast Reconstruction Treatments

●	High resolution 3D bioprinted soft tissue matrix mimics patient’s anatomy, enables in-growth to facilitate healing and enhanced outcomes
●	Unlimited supply of plant-based recombinant human collagen (rhCollagen) does not require animal or human sources to produce

ROCK HILL, South Carolina and REHOVOT, Israel, June 22, 2021 – Today, 3D Systems (NYSE:DDD) and CollPlant Biotechnologies (NASDAQ:CLGN) announced they have signed a co-development agreement for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. The soft tissue matrix is intended to support the lower portion of the breast while expanding the implant pocket and providing increased coverage of the implant. Using 3D bioprinting, these matrices can be designed to match the patient’s anatomy to support the breast implant.

According to the World Health Organization, 2.3 million women were diagnosed with breast cancer globally in 2020, of which, a large majority required partial or full removal of breast tissue. Survival probabilities are 90% or greater due to highly effective treatments which is increasing the focus on delivering improved options for reconstruction. The majority of breast reconstruction procedures use soft tissue matrices derived from human cadavers or animals. These sources are associated with supply shortages and batch-to-batch variability, as well as the possibility for eliciting immune response which impacts healing.

Through this co-development agreement, 3D Systems and CollPlant – with combined expertise in 3D printing, healthcare, bioprinting and bioinks – will develop 3D bioprinted soft tissue matrices using rhCollagen. The 3D bioprinted soft tissue matrix product in development is designed to meet the required physical and mechanical properties while promoting cell infiltration and proliferation by using bioink formulations based on rhCollagen that promote tissue regeneration. The companies believe their efforts will result in tissue matrices that offer superior performance, consistency and safety due to their plant origin and identical match with natural human collagen which does not elicit an adverse immune response in humans.

“In January of this year, we announced our intention to increase the investment in regenerative medicine and focus on developing and commercializing solutions to change how healthcare is delivered and bring substantial benefits to patients,” said Dr. Jeffrey Graves, president & chief executive officer, 3D Systems. “Through this project we’re embarking on with CollPlant, we’re exploring a novel application that could offer a new reconstruction treatment for breast cancer survivors. It’s inspiring to be involved in a project that has the potential to have such a positive impact on the human condition.”

“We’ve joined forces with 3D Systems to offer a regenerative soft tissue matrix that may significantly increase the addressable market for soft tissue reinforcement in breast implant procedures. A regenerative solution can increase safety, eliminate product variability, and enhance results by promoting new tissue growth,” stated Yehiel Tal, chief executive officer, CollPlant. “We are pleased to deepen our collaboration with 3D Systems as part of CollPlant’s strategy as a leader in regenerative medicine.”

About 3D Systems

More than 30 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading AM solutions company, it empowers manufacturers to create products and business models never before possible through transformed workflows. This is achieved with the Company’s best-of-breed digital manufacturing ecosystem - comprised of plastic and metal 3D printers, print materials, on-demand manufacturing services and a portfolio of end-to-end manufacturing software. Each solution is powered by the expertise of the company’s application engineers who collaborate with customers to transform manufacturing environments. 3D Systems’ solutions address a variety of advanced applications for prototyping through production in markets such as aerospace, automotive, medical, dental and consumer goods. More information on the company is available at www.3dsystems.com.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. For more information about CollPlant, visit http://www.collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s and 3D Systems’ objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant and 3D Systems each intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s and 3D Systems’ actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s and 3D Systems’ expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk; CollPlant’s and 3D Systems’ or its business partners ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk and 3D Systems’ technologies; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s and 3D Systems’ ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s and 3D Systems’ reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant and 3D Systems are able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant and 3D Systems is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F and 3D Systems’ most recent annual report on Form 10-K, and in other periodic filings, that CollPlant and 3D Systems have filed with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s and 3D Systems’ current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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